Exhibit 99.1

10 September 2020

Midatech Pharma Plc

(“Midatech” or the “Company”)

Interim results for the six months ended 30 June 2020

R&D Collaboration Strategy Gaining Traction

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines, announces its unaudited interim results for the six months ended 30 June 2020.

OPERATIONAL HIGHLIGHTS (including post period end)

•	In March, an exploratory study was initiated with MTX110 by Columbia University in five patients with DIPG using an alternative convection enhanced delivery system.

•	In March, the Company announced a wide-ranging Strategic Review, updated in April to include a Formal Sale Process under the Takeover Code. The Formal Sale Process was subsequently terminated in July.

•	In March, the decision was taken to terminate further in-house development of the MTD201 programme with immediate effect although the asset remains available for licensing. All activities connected with MTD201 have been wound down expeditiously and the manufacturing facilities in Bilbao have been closed. Following the termination of in-house development of MTD201, the Company realigned its strategy towards exploiting its Q-Sphera technology more broadly.

•	In April, an exploratory study was initiated with MTX110 by the University of Texas, Houston in five patients with recurrent medulloblastoma.

•	In June, the Company signed a research collaboration with Dr Reddy’s Laboratories Ltd under which Midatech is deploying its in-house expertise and Q-Sphera drug delivery platform to medicines nominated by Dr Reddy’s.

•	In July, the Company signed a collaboration with an unnamed European affiliate of a global pharmaceutical company, to establish the application of the Q-Sphera platform to new modalities in drug delivery.

FINANCIAL HIGHLIGHTS (including post period end)

•	Total revenue in H1 2020 was £0.17m (H1 2019: £0.45m). Total revenue represents income from R&D collaborations plus grant revenue.

•	Research and development costs increased by 15% to £3.99m (H1 2019: £3.46m) as a result of lower MTX110 development costs, redundancy costs of £0.88m and write-down of Spain assets of £0.55m, offset by a negative share-based payment charge of £0.35m.

•	Administrative expenses increased to £2.93m (H1 2019: £2.05m) and included £0.35m one-time costs associated with Spanish Government loans, £0.07m UK redundancy costs and a £0.51m increase in legal and professional fees.

•	Impairment of intangible assets of £11.59m (H1 2019: Nil) related to the termination of further in-house development of MTD201 and associated IPRD and goodwill.

•	Net cash used in operating activities (after changes in working capital) in H1 2020 was £7.09m, compared with £4.56m in H1 2019.

•	In May, in a concurrent Registered Direct Offering in the US and a Placing in the UK, the Company raised £4.26m before expenses through the sale of 15.76m ordinary shares at £0.27 per share and warrants exercisable for 16.55m ordinary shares at £0.34 per share.

•	In July, the Company raised an additional £5.75m before expenses in an oversubscribed UK Placing, including a Broker Option, through the sale of 21.3m ordinary shares at £0.27 per share with no warrants.

•	The cash balance at 30 June 2020 was £4.33m.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Megan Paul Tel: +1 (646) 653 7034 Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

CHIEF EXECUTIVE’S REVIEW

The first half of 2020 proved to be a period of significant transition for Midatech. We began the half-year with positive results from our Phase I study comparing subcutaneous and intramuscular administration of MTD201, conferring the potential for an additional patient and cost benefit of the product. Preparations for Phase III were well advanced when the dislocation in the capital markets which began in mid-February combined with the limited prospects for partnering of assets at that time, caused the Board to reassess and the Company began a wide-ranging strategic review of its operations.

Strategic Review and Formal Sale Process

On 31 March 2020 we announced that the Company was initiating a formal Strategic Review. The Board had concluded that, in the context of its cash runway, the Company was unlikely to consummate a license transaction or raise sufficient funds to continue the required remaining investment in MTD201 of approximately US$30 million on a timely basis. We therefore decided to terminate further inhouse development of the MTD201 programme with immediate effect, although the asset remains available for licensing. We also took the difficult decision to close the Company's MTD201 dedicated manufacturing facilities in Bilbao, Spain and offer redundancy to all 42 employees. In addition, a further five UK-based employees in clinical research and administrative roles were also offered redundancy.

On 20 April 2020, we announced that we had appointed Noble Capital Markets Inc. to advise the Board in considering all options for extracting value from its technologies and optimising outcomes for the Company’s shareholders including partnering clinical stage assets, partnering or selling one or more technologies, or selling the Company by way of a “Formal Sale Process” under the Takeover Code. We did not receive any proposals for the acquisition of the Company under the Code and, accordingly, the Formal Sale Process was terminated in July. We are evaluating expressions of interest from third parties for the potential acquisition of certain assets of the Company

All activities connected with MTD201 have been wound down expeditiously and the manufacturing facilities in Bilbao have been closed. Following the termination of in-house development of MTD201, we realigned our strategy for exploiting our Q-Sphera technology as discussed under Commercial Update below.

Commercial Update

As a result of the Strategic Review, Midatech's remaining 20 employees and operations are now concentrated in Cardiff. The Company’s strategy was immediately pivoted to deploy its proprietary Q-Sphera drug delivery technology to (1) formulate a compelling portfolio of novel products with significant commercial potential for licensing to pharmaceutical company partners; and (2) formulate proprietary compounds of pharmaceutical partners under collaboration agreements.

The Company’s commercial strategy is gaining traction. On 8 June 2020, we announced a collaboration with Dr Reddy's Laboratories Ltd and on 21 July 2020 we announced a second collaboration with a European affiliate of a global pharmaceutical company, in each case to explore the feasibility of applying Midatech's Q-Sphera technology to the partners' proprietary products. One of our partners has extended the initial collaboration to two products. We believe the collaborations are encouraging early validation of the technology platform and, if successful, we would expect to enter into licensing and technology transfer agreements with partners including milestone payments and royalties with the medium term goal of becoming a self-sustaining, profitable business.

R&D update

With termination of further inhouse development of MTD201 and change in strategic emphasis towards collaborating and partnering at proof-of-concept stage, the Company’s R&D portfolio is significantly more diversified as follows:

ID	API	Therapeutic Area	Administration	Formulation	Pre- clinical	Phase I	Phase II	Partnering Status
Q-Sphera
MTD211	Small molecule	CNS	Long acting Injectable	X
MTD214	Small molecule	Anti-rejection	Long acting Injectable	X
MTD215	Monoclonal Antibody	Undisclosed	Long acting Injectable	Investigational
External: MTX212	Undisclosed	Undisclosed	Long acting Injectable	X				Partnered
External: MTX213	Undisclosed	Undisclosed	Undisclosed	X				Partnered
MTX214	Undisclosed	Undisclosed	Undisclosed	X
MTD201	Octreotide	Carcinoid cancer and acromegaly	Long acting injectable	In-house development terminated
MidaSolve
MTX110	Panobinostat	Brain cancer in children (DIPG)	Direct to tumour via CED	X	X	X
MTX110	Panobinostat	Medulloblastoma	Direct to tumour	X	X
MTX110	Panobinostat	Glioblastoma	Direct to tumour via CED	X
MidaCore
MTX114	Methotrexate	Psoriasis Immuno-rx	Topical	X	X

Q-Sphera

Since the start of the Strategic Review the Company has developed two formulations for its internal Q-Sphera pipeline: one in CNS (MTD211) and one in transplant anti-rejection (MTD214). Each of the APIs was identified after a comprehensive evaluation of potential candidates. Both MTD211 and MTD214 address large markets and, as long-acting injectables, have the potential to offer significant clinical benefits compared with current therapies and, importantly for reimbursement, savings to the healthcare system. Both formulations are currently being optimised in preparation for IND-enabling in vivo studies later this year. Once completed, we will seek licensing and technology transfer agreements with partners for further development and, ultimately marketing.

Insofar as the Company is aware, there are no FDA approved long-acting injectable formulations of biologic products such as monoclonal antibodies or other forms of high molecular weight proteins. Proteins are delicate and easily de-natured in manufacturing processes which require significant shear forces, heat and/or certain types of solvent. Midatech’s Q-Sphera encapsulation printing technology is inherently less harmful than most traditional PLGA manufacturing methods. A significant number of latest generation medicines are protein based and could benefit from alternative dosing with long-acting injectables and, although there remain significant technical challenges, Midatech’s MTD215 programme is investigating the feasibility of encapsulating a monoclonal antibody using a model protein, representative of closely related therapeutics, to demonstrate proof of concept. If successful, the Company plans to apply the know-how to commercial opportunities.

MTD201, a long-acting Q-Sphera formulation of octreotide for the treatment of acromegaly and neuroendocrine tumours, reported a second Phase I study (“Study 102”) in 28 healthy volunteers comparing subcutaneous versus intramuscular routes of administration. The results showed similar pharmacokinetics and bioavailability for the two routes of administration. Although inhouse development of MTD201 has been terminated, the pre-clinical and two Phase I studies have demonstrated Q-Sphera proof-of-concept as a long-acting injectable formulation technology with several potential advantages compared with other PLGA-based technologies including; predictable kinetics, minimal burst release, improved injectability, simpler reconstitution and now, subcutaneous administration.

MidaSolve

The Company’s MidaSolve project, MTX110, is being developed initially for the treatment of an ultra-rare, highly aggressive and inoperable form of childhood brain cancer called Diffuse Intrinsic Pontine Glioma ("DIPG"). This disease is universally fatal with an average life expectancy of nine months. Midatech is also evaluating MXT110 for the treatment of other forms of childhood brain cancer including medulloblastoma and glioblastoma multiforme ("GBM"), a fast-growing form of brain cancer in adults.

MTX110 utilises our MidaSolve nanosaccharide inclusion technology to solubilise an otherwise insoluble chemotherapeutic agent, panobinostat, allowing it to be administered directly into the tumour via a convection enhanced delivery (“CED”) system of micro-catheters. Panobinostat is already approved for the treatment of other cancers and is known to be one of the most potent agents against DIPG tumour cells. However, its lack of solubility in water means that the currently marketed form of panobinostat can only be given orally and is not effective against brain cancers as it does not readily cross the blood-brain-barrier.

Our initial Phase I study in DIPG patients is being conducted by the University of California, San Francisco and is expected to report safety, tolerability and a recommended dose for Phase II within the next few weeks. Preparations for a Phase II trial of safety and efficacy in 19 patients with Kinderspital, Zurich are well advanced. The study endpoint is expected to be patient survival after 12 months.

The Company has initiated two additional exploratory trials; a study of five DIPG patients with Columbia University utilising an alternative CED system, and a study of five patients with University of Texas, Houston in medulloblastoma.

As announced on 9 June 2020, the Company received a letter from counsel to Secura Bio Inc. purporting to terminate the Company's licence to panobinostat. The Company remains of the view that the grounds for the purported termination of the panobinostat licence agreement by Secura Bio Inc. are unfounded. At this time, the Company is considering various avenues for a resolution and/or best options available to the Company.

We are waiting to hear from the EU whether Midatech meets the EU criteria for an SME and if the GlioKIDS grant will be confirmed.

MidaCore

The Company has deployed its gold nanoparticle technology in a formulation of methotrexate for the topical treatment of psoriasis which is available for partnering. Certain other indications using gold nanoparticle technology have been licensed to Emergex Vaccines.

Board Changes and Restructuring

On 31 March 2020, alongside the announcement of the Strategic Review, Craig Cook resigned as Chief Executive Officer following six years’ service with the Company, initially as Chief Operating Officer and Chief Medical Officer before being appointed Chief Executive Officer in June 2018. In addition, recognising the narrowed focus of the Company, Huaizheng Peng and Frédéric Duchesne graciously offered their resignations which were also accepted by the Board. In the relatively short period we overlapped I very much appreciated the leadership of all three and wish to place on record the thanks of the Company for their counsel during some challenging times.

The painful decisions we took in March 2020 unfortunately resulted in 48 gifted and dedicated staff members, more than two-thirds of the Company, being made redundant. I should also like to thank them all for the grace with which they accepted a difficult situation.

Funding

The termination of MTD201, closure of Bilbao operations and re-alignment of strategy towards collaborations and partnerships all helped reduce the average monthly cash outflow by around half. These fundamental changes, although painful at the time, allowed us to re-position the Company and execute a concurrent US / UK fundraise in May 2020 followed by a UK Placing in July 2020, raising a total of £10.0 million before expenses. Significantly, the July fundraise was oversubscribed and also brought new institutional investors onto the shareholder register. The Company currently has funding into the fourth quarter of 2021.

COVID-19

In response to the pandemic and government imposed restrictions on movement, we established a COVID-19 Task Force in mid-March 2020 with the dual objectives of safeguarding the health and wellbeing of our staff members and monitoring the impact of COVID-19 on our vendors and collaborators. We have reorganised, as far as possible, the layout of our offices and laboratories in Cardiff to conform to social distancing policies and allow all our employees to return to the workplace. Notwithstanding these actions, there has been disruption to internal workplans and delays in the recruitment of ongoing clinical trials.

Outlook

Following the announcement of our Strategic Review we are seeing signs of our re-aligned strategy of collaborating and earlier partnering of our technologies beginning to gain traction. Combined with an extended cash runway, we have reasons to view the future with excitement and confidence.

FINANCIAL REVIEW

The results for the six months ended 30 June 2020 were materially impacted by the Strategic Review, the closure of the Company’s operations in Bilbao and cessation of further inhouse development of MTD201.

Key performance indicators:

	H1 2020	H1 2019

Total revenue(1)	£0.17m	£0.45m
R&D costs	£3.99m	£3.46m
R&D as % of operating costs	58%	61%
Impairment of intangible assets	£11.59m	-
Loss from operations	£18.35m	£5.24m
Net cash (outflow)/inflow for the period	£(6.79)m	£6.70m

Total revenue represents income from R&D collaborations plus grant revenue

Midatech’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operation. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Total revenue for the six months to 30 June 2020 was £0.17m compared to £0.45m in the first six months of 2019, a decrease of 63%. Revenue, comprising income from R&D collaborations, was £8,000 compared to £0.23m in the corresponding period last year. Grant income reduced from £0.22m in the six months to 30 June 2019 to £0.16m this year. No revenues from the Company’s recently announced feasibility collaborations were recognised in the first half of 2020.

Research and Development

R&D costs for the first half of 2020 increased £0.53m or 15% to £3.99m in H1 2020 compared with £3.46m in H1 2019. R&D costs in H1 2020 included £1.88m (H1 2019 £1.90m) and £0.18m (H1 2019 £0.37m) for projects MTD201 and MTX110, respectively. Also included in R&D costs in H1 2020 were redundancy costs of £0.88m and £0.55m write-down of Spain assets offset by a negative share based payment charge of £0.35m.

Administrative Costs

Administrative expenses in the six-month period ended 30 June 2020 increased 43% to £2.93m compared to £2.05m for H1 2019. The increase in administrative costs includes £0.35m of one-time costs associated with Spanish Government loans,£0.51m of increased legal and professional fees due in part to the closure of Bilbao operations and in part due to an aborted fundraise in the first quarter of 2020 and £0.07m in respect of UK redundancy costs.

Impairment of Intangible Assets

Following the termination of further inhouse development of MTD201, the Company recognised an impairment of intangible assets of £11.59m in H1 2020 (H1 2019 £nil). The impairment includes the write off of in-process research and development connected to the Midatech Pharma (Wales) Limited (“MPW”) cash generating unit of £9.30m and goodwill arising on the acquisition of Q-Chip Limited (subsequently re-named MPW) of £2.29m.

Closure of Bilbao Operations

Following the announcement of the Strategic Review and the termination of further inhouse development of MTD201, the Company immediately began the process of closing its facilities in Bilbao, Spain which were largely dedicated to the manufacture of MTD201. Following an expediente de regulación de empleo, or collective bargaining process under Spanish law, all Bilbao employees were made redundant with effect from 3 June 2020. A liquidator has been appointed to administer the repayment of Spanish government loans, unused grants, finance leases and sundry other liabilities and sale or disposal of the laboratory and manufacturing equipment in Bilbao. The Company’s expectation is that the Spanish subsidiary will be subject to solvent liquidation in due course.

Cash Flows

Cash outflows used in operations (before changes in working capital) in H1 2020 were £6.55m compared to £4.57m in H1 2019. This increased cash outflow was principally due to an increase in operating loss from £4.42m in H1 2019 to £17.42m in H1 2020 although the H1 2020 operating loss included a non-cash impairment of intangible assets of £11.59m. Outflow from net changes in working capital in H1 2020 of £0.52m (H1 2019 £18,000 inflow) and de minimis tax inflows in both periods resulted in net cash used in operations in H1 2020 of £7.09m (H1 2019 £4.56m).

Net cash used in investing activities in H1 2020 of £88,000 (H1 2019 £0.97m) included purchases of property, plant and equipment of £89,000. The cash outflow in the prior period principally related to a claim of £0.95m in respect of a warranty provided to the purchaser of Midatech Pharma US Inc. in November 2018.

Net cash generated from financing activities was £0.39m in H1 2020 compared with £12.23m in H1 2019. Cash raised from share issues, net of expenses, were £3.73m and £12.29m in H1 2020 and H1 2019 respectively. In H1 2020, there were also repayments of government loans and grants relating to the closure of the Company’s operations in Bilbao totalling £3.27m.

Overall, cash decreased by £6.79m in the six months ended 30 June 2020, compared to an increase of £6.70m in H1 2019. This resulted in a cash balance at 30 June 2020 of £4.33m compared with £10.93m at 31 December 2019. After repayment of certain Government loans, borrowings at 30 June 2020 were £3.51m compared with £6.08m at 31 December 2019.

Post-period end

On 27 July 2020 the Company announced a successful UK Placing, including a Broker Option, of 21.3m ordinary shares at £0.27 per share for aggregate gross proceeds of £5.75m, or £5.28m net of expenses. The UK Placing and Broker Options were oversubscribed and introduced new institutional shareholders to the register. The UK Placing and Broker Option closed on 3 August 2020. The net proceeds of the UK Placing and Broker Option extended the Company’s cash runway into the fourth quarter of 2021 assuming all programmes are progressed according to plan and zero milestones are received from potential licensees of Q-Sphera technology.

On 19 August 2020 the Company announced that US investors had exercised warrants for 500,000 American Depositary Share (“ADS”) warrants representing 2,500,000 new ordinary shares of 0.1p each at an exercise price of $2.05 per ADS or £0.34 per ordinary share. The aggregate exercise price paid to the Company was $1.02m.

Going Concern

Midatech has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it has developed its portfolio. As at 30 June 2020 the Group had total equity of £4.55m (£19.56m at 31 December 2019), it incurred a net loss after tax for the six months to 30 June 2020 of £17.42m (£4.42m H1 2019) and used cash in operating activities of £7.09m (£4.56m H1 2019) for the same period. As at 30 June 2020, the Company had cash and cash equivalents of £4.33m.

The future viability of the Company is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Company’s development products. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period 12 months from the date of approval of this interim financial information. These forecasts show that the Company has sufficient cash resources for the next 12 months from the date of approval of these consolidated interim financial statements. The Directors therefore consider it appropriate to continue to adopt the going concern basis in preparing the financial information.

Stephen Stamp

Chief Executive Officer and Chief Financial Officer

Consolidated Statements of Comprehensive Income

For the year six month period ended 30 June

	Note	2020 unaudited £’000		2019 unaudited £’000
Revenue		8		230
Grant revenue		160		222
Total revenue		168		452
Research and development costs		(3,989)		(3,459)
Distribution costs, sales and marketing		(8)		(191)
Administrative costs		(2,925)		(2,046)
Impairment of intangible assets		(11,591)		-
Loss from operations		(18,345)		(5,244)
Finance income	2	508		1
Finance expense	2	(22)		(8)
Loss before tax		(17,859)		(5,251)
Taxation	3	439		832
Loss for the year attributable to the owners of the parent		(17,420)		(4,419)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Exchange (losses)/gains arising on translation of foreign operations		143		(64)
Total other comprehensive loss net of tax		143		(64)
Total comprehensive loss attributable to the owners of the parent		(17,277)		(4,483)
Loss per share
Basic and diluted loss per ordinary share - pence	4	(64	)p	(29	)p

The accompanying notes form part of these financial statements

Consolidated Statements of Financial Position

For the year six month period ended 30 June

	Note	As at 30 June 2020 unaudited £’000	As at 31 December 2019 £’000
Assets
Non-current assets
Property, plant and equipment	5	954	2,154
Intangible assets	6	778	12,379
Other receivables due in greater than one year		-	2,625
		1,732	17,158
Current assets
Trade and other receivables		3,669	992
Taxation		2,268	1,817
Cash and cash equivalents		4,328	10,928
		10,265	13,737
Total assets		11,997	30,895
Liabilities
Non-current liabilities
Borrowings	7	107	5,670
		107	5,670
Current liabilities
Trade and other payables		2,788	4,494
Borrowings	7	3,401	412
Provisions		-	97
Derivative financial liability	8	1,154	664
		7,343	5,667
Total liabilities		7,450	11,337
Issued capital and reserves attributable to owners of the parent
Share capital	9	1,039	1,023
Share premium		67,882	65,879
Merger reserve		53,003	53,003
Warrant reserve		720	-
Foreign exchange reserve		(365)	(508)
Accumulated deficit		(117,732)	(99,839)
Total equity		4,547	19,558
Total equity and liabilities		11,997	30,895

The accompanying notes form part of these financial statements

Consolidated Statements of Cash Flows

For the six month period ended 30 June

•	Note	2020 unaudited £’000	2019 unaudited £’000
• Cash flows from operating activities
• Loss for the period		(17,420)	(4,419)
• Adjustments for:
• Depreciation of property, plant and equipment	5	474	518
• Depreciation of right of use asset	5	89	123
• Amortisation of intangible fixed assets	6	10	3
• Loss on disposal of fixed assets		30
• Impairment of intangible assets	6	11,591
• Finance income	2	(508)	(1)
• Finance expense	2	22	8
• Share-based payment expense		(473)	26
• Taxation	3	(439)	(832)
• Foreign exchange losses/(gains)		70	-
• Cash flows from operating activities before changes in working capital		(6,554)	(4,574)
• (Increase) /Decrease in trade and other receivables		(493)	61
• Increase/(Decrease) in trade and other payables		69	(43)
• (Decrease)/Increase in provisions		(97)	-
• Cash used in operations		(7,075)	(4,556)
• Taxes payments		(13)	(5)
• Net cash used in operating activities		(7,088)	(4,561)

Consolidated Statements of Cash Flows (continued)

For the six month period ended 30 June

•	Note	2020 unaudited £’000	2019 unaudited £’000
• Investing activities
• Purchases of property, plant and equipment	5	(89)	(20)
• Purchase of intangibles	5	-	(8)
• Warranty claim in connection with disposed subsidiary			(947)
• Interest received		1	1
• Net cash used ininvesting activities		(88)	(974)
• Financing activities
• Interest paid		(22)	(6)
• Receipts from sub-lessors		45	22
• Amounts paid on lease liabilities		(98)	(67)
• Repayment of government grant		(165)	-
• Repayment of Government loan		(3,109)	-
• Share issues including warrants, net of costs	9	3,734	12,285
• Net cash generated from financing activities		385	12,234
• Net (decrease)/increase in cash and cash equivalents		(6,791)	6,699
• Cash and cash equivalents at beginning of period		10,928	2,343
• Exchange gains/(losses) on cash and cash equivalents		191	(66)
• Cash and cash equivalents at end of period		4,328	8,976

The accompanying notes form part of these financial statements

Consolidated Statements of Changes in Equity

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2020	1,023	65,879	53,003	-	(508)	(99,839)	19,558
Loss for the year	–	–	–	-	–	(17,420)	(17,420)
Foreign exchange translation	–	–	–	-	143	–	143
Total comprehensive loss	1,023	65,879	53,003	-	(365)	(117,259)	2,281
Transactions with owners
Shares issued on 18 May 2020	16	2,527	–	720	–	–	3,263
Costs associated with share issue on 18 May 2020	–	(524)	–	–	–	–	(524)
Share-based payment charge	–	–	–	–	–	(473)	(473)
Total contribution by and distributions to owners	16	2,003	–	720	–	(473)	2,266
At 30 June 2020 (unaudited)	1,039	67,882	53,003	720	(365)	(117,732)	4,547

	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Foreign exchange reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2019	1,003	52,939	53,003	–	(301)	(89,720)	16,924
Loss for the year	–	–	–	–	–	(4,419)	(4,419)
Foreign exchange translation	–	–	–	–	(64)	–	(64)
Total comprehensive loss	1,003	52,939	53,003	–	(365)	(94,139)	12,441
Shares issued on 26 February 2019	17	13,388	–	–	–	–	13,405
Costs associated with share issue on 26 February 2019		(1,120)	–	–	–	–	(1,120)
Share-based payment charge	–	–	–	–	–	26	26
Total contribution by and distributions to owners	17	12,268	–	–	–	26	12,311
At 30 June 2019 (unaudited)	1,003	65,207	53,003	–	(365)	(94,113)	24,752

The accompanying notes form part of these financial statements

Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended 30 June 2020

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2020 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the EU and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended 31 December 2019.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the year ended 31 December 2019 in this interim financial information does not constitute statutory accounts for that year. The statutory accounts for 31 December 2019 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company within the succeeding 12 months.

Midatech Pharma’s annual reports may be downloaded from the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html or a copy may be obtained from Oddfellows House, 19 Newport Road, Cardiff CF24 0AA.

Going Concern

The Group and parent company are subject to a number of risks similar to those of other development and early commercial stage pharmaceutical companies. These risks include, amongst others, generation of revenue from the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products. Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group’s cost structure.

On 11 March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. As of the date of these unaudited interim financial information, the Group’s operations have been curtailed temporarily due to restrictions imposed by governments.

The Group cannot reasonably estimate the length or severity of this pandemic and related restrictions. Some factors from the COVID-19 outbreak that the Company believe will adversely affect current and planned drug development activities include:

•	the diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as our clinical trial investigators, hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring;

•	interruption in global shipping affecting the transport of clinical trial materials, such as investigational drug product used in our trials; and

•	employee absences that delay necessary interactions with local regulators, ethics committees and other important agencies and contractors.

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months ended 30 June 2020 the Group incurred a consolidated loss from operations of £17.4 million and negative cash flows from operations of £7.1 million. As of 30 June 2020 the Group had an accumulated deficit of £117.7 million and cash and cash equivalents of £4.3 million.

The Group’s future viability is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Company for the next five years including the period 12 months from the date of approval of the consolidated interim financial information. These forecasts show that financing will not be required during the next 12 months assuming, inter alia, that certain development programs and other operating activities continue as currently planned.  Accordingly, the Group's consolidated interim statement have been presented on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business.

The condensed interim financial information for the six months ended 30 June 2020 was approved by the Board of Directors on 9 September 2020.

2.	Finance income and expense
	Six months ended 30 June 2020 unaudited £’000	Six months ended 30 June 2019 unaudited £’000
Finance income
Interest received on bank deposits	1	1
Gain on equity settled derivative financial liability	507	–
Total finance income	508	1

The gain on the equity settled derivative financial liability in 2020 arose as a result of the reduction in the Midatech share price.

	Six months ended 30 June 2020 unaudited £’000	Six months ended 30 June 2019 unaudited £’000
Finance expense
Bank loans	9	2
Other loans	13	6
Total finance expense	22	8

3.	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s estimate of the expected tax claim for the period and is recorded within taxation under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2020 unaudited £’000	Six months ended 30 June 2019 unaudited £’000
Income tax credit	439	832

4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended 30 June 2020 unaudited £’000		Six months ended 30 June 2019 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(17,420)		(4,419)
Denominator
Weighted average number of ordinary shares used in basic and diluted EPS:	27,283,688		15,083,222
Basic and diluted loss per share:	(64	)p	(29	)p

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The denominator has been calculated to reflect the share consolidation.

The Group has made a loss in the current and previous years presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis for all periods shown.

5.	Property, plant and equipment
	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2020	248	2,038	403	3,738	1,124	7,551
Additions			15	74	-	89
Effect of modification to lease terms	-	-	-	-	(686)	(686)
Disposal	-	(137)	-	-		(137)
Exchange differences	11	132	4	169	69	385
At 30 June 2020	259	2,033	422	3,981	507	7,202
Accumulated depreciation
At 1 January 2020	235	1,794	332	2,740	296	5,397
Charge for the period	9	113	33	319	89	563
Exchange differences	10	126	4	129	19	288
At 30 June 2020	254	2,033	369	3,188	404	6,248
Net book value
At 30 June 2020	5	-	53	793	103	954
At 1 January 2020	13	244	71	998	828	2,154

	Fixtures and fittings £’000	Leasehold improvements £’000	Computer equipment £’000	Laboratory equipment £’000	Right of use asset £’000	Total £’000
Cost
At 1 January 2019	253	2,013	383	3,651	–	6,300
Adoption of IFRS 16 Leases	–	–	–	–	395	395
Additions	4	137	23	223	822	1,209
Effect of modification to lease terms	–	–	–	–	(82)	(82)
Exchange differences	(9)	(112)	(3)	(136)	(11)	(271)
At 31 December 2019	248	2,038	403	3,738	1,124	7,551
Accumulated depreciation
At 1 January 2019	241	1,485	265	2,326	–	4,317
Charge for the period	2	400	70	507	303	1,282
Exchange differences	(8)	(91)	(3)	(93)	(7)	(202)
At 31 December 2019	235	1,794	332	2,740	296	5,397
Net book value
At 31 December 2019	13	244	71	998	828	2,154
At 1 January 2019	12	528	118	1,325	–	1,983

6.	Intangible assets
	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2020	13,378	2,291	35	15,704
Exchange differences	-	-	2	2
At 30 June 2020	13,378	2,291	37	15,706
Accumulated depreciation
At 1 January 2020	3,300	-	25	3,325
Amortisation charge for the period	-	-	10	10
Impairment charge	9,300	2,291		11,591
Exchange differences	-	-	2	2
At 30 June 2020	12,600	2,291	37	14,928
Net book value
At 30 June 2020	778	-	-	778
At 1 January 2020	10,078	2,291	10	12,379

	In-process research and development £’000	Goodwill £’000	IT/Website costs £’000	Total £’000
Cost
At 1 January 2019	13,378	2,291	28	15,697
Additions	-	-	9	9
Exchange differences	-	-	(2)	(2)
At 31 December 2019	13,378	2,291	35	15,704
Accumulated depreciation
At 1 January 2019	3,300	-	23	3,323
Amortisation charge for the period	-	-	3	3
Exchange differences	-	-	(1)	(1)
At 31 December 2019	3,300	-	25	3,325
Net book value
At 31 December 2019	10,078	2,291	10	12,379
At 1 January 2019	10,078	2,291	5	12,374

The individual intangible assets, excluding goodwill, which are material to the interim financial information are:

	Carrying amount		Remaining amortisation period
	As at 30 June 2020 unaudited £’000	As at 31 December 2019 £’000	As at 30 June 2020 unaudited £’000	As at 31 December 2019 £’000
Midatech Pharma (Wales) Limited acquired IPRD	-	9,300	n/a in process	n/a in process
MTX110 acquired IPRD	778	778	n/a in process	n/a in process
	778	10,078

7.	Borrowings
	As at 30 June 2020 unaudited £’000	As at 31 December 2019 £’000
Current
Lease liabilities	208	233
Government and research loans	3,193	179
Total	3,401	412
Non-current
Lease liabilities	107	912
Government and research loans	-	4,758
Total	107	5,670

Book values approximate to fair value at 30 June 2020 and 31 December 2019.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate.

Government loans in Spain

In September 2019, Midatech Pharma España SL received €6.6m of funding awarded under the Spanish Government Reindustrialization programme, following which the Company provided a €2.9 million cash-backed guarantee. The funds were to be used to support Midatech’s manufacturing scale-up facilities construction. As a result of the Group’s decision on 31 March 2020 to terminate further in-house development of MTD201 and the subsequent closure of its dedicated manufacturing facilities in Bilbao the Group are in the process of repaying this loan to the Spanish Government. As at 30 June 2020 €3.6 million has been repaid, the balance is secured against the cash-backed guarantee. The balance will be repaid during the remainder of 2020.

There are two other outstanding government loans which have been received by Midatech Pharma España SL for the finance of research, technical innovation and the construction of their laboratory. Requests have been made to the Spanish Government to repay the balances outstanding, these will be actioned during the remainder of 2020.

8.	Derivative financial liability – current
	As at 30 June 2020 unaudited £’000	As at 31 December 2019 £’000
At 1 January	664	–
Warrants issued	997	1,148
Gain recognised in finance income within the consolidated statement of comprehensive income	(507)	(484)
	1,154	664

Equity settled derivative financial liability is a liability that is not to be settled for cash.

In May 2020 the Group issued 9,545,456 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement.

In October 2019 the Group issued 3,150,000 warrants in the ordinary share capital of the company as part of a Registered Direct Offering. The number of ordinary shares to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Monte Carlo model.

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those issued in October 2019. The financial liability is valued using the Black-Scholes option pricing model.

At 30 June 2020 a further 22 options had lapsed and the share price had fallen to £0.215. As the liability had already been reduced to zero there was no movement on re-measurement.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

Financial liabilities	Fair value as at 30 June 2020	Fair value as at 31 December 2019	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – May 2020 Warrants	£878,000	n/a	Level 3	Monte Carlo simulation model	Volatility rate of 89.7% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 5.39 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 0.22%determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 Warrants	£276,000	£664,000	Level 3	Monte Carlo simulation model	Volatility rate of 92.7% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 5.00 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 0.21% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – DARA Bioscience warrants and options	–	–	Level 3	Black-Scholes option pricing model	Volatility rate of 88.2%% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 1.0 and 1.9 years determined using the remaining life of the share options	The shorter the expected life the lower the fair value.
					Risk-free rate between a range of 0.21% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

Changing the unobservable risk free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2019: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in May 2020 and October 2019 as part of Registered Direct offerings and also a business combination.

9. Share capital

Authorised, allotted and fully paid – classified as equity	As at 30 June 2020 unaudited Number	As at 30 June 2020 unaudited £	As at 31 December 2019 Number	As at 31 December 2019 £
At 31 December
Ordinary shares of £0.001 each	39,252,557	39,253	23,494,981	23,495
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,039,254		1,023,496

On 2 March 2020 a resolution was passed at a general meeting of shareholders of the Company to consolidate its ordinary shares on a one for 20 basis into new ordinary shares of 0.1p each in the capital of the Company. The above table reflects the share consolidation in the comparative figures.

Ordinary and deferred shares were recorded as equity.

2020		Ordinary Shares Number	Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2020		23,494,981	1,000,001		85,638

18 May 2020	UK Placing and US Registered Direct Offering	15,757,576	-	0.27	4,255
At 30 June 2020 (unaudited)		39,252,557	1,000,001		89,893

2019
At 1 January 2019		3,059,207	1,000,001		69,870
26 February 2019	Subscription, Placing and Open Offer	17,410,774	–	0.77	13,406
8 October 2019	Share issue to SIPP trustee	25,000	–	0.001	–
29 October 2019	US Registered Direct Offering	3,000,000	–	0.7874	2,362
At 31 December 2019		23,494,981	1,000,001		85,638

10.	Results of Midatech Pharma (España) SL

Included within the Group Consolidated Statements of Comprehensive Income are the results of the Group’s Spanish operation that was closed on 3 June 2020. The Group have appointed an Administrator to liquidate the company and anticipate that this will be achieved during the remainder of 2020. The unaudited results of Midatech Pharma (España) SL for the 6 months to 30 June 2020 are as follows:

Six months ended 30 June 2020 unaudited £’000
Grant revenue	160
Total revenue	160
Research and development costs	(2,579)
Administrative costs	(892)
Loss from operations	(3,311)
Finance expense	(11)
Loss before tax	(3,322)
Taxation	(13)
Loss from operations after tax	(3,335)

11.	Related party transaction

Transactions with BioConnection BV

The Directors consider BioConnection BV (‘BioConnection’) to be a related party because there is a common Director with the Company. The relationship with BioConnection commenced in 2019.

During the period to 30 June 2020, BioConnection invoiced the Company €295,638 (2018: Nil). As at 30 June 2020 Nil (30 June 2018: Nil) was due to BioConnection.

12.	Contingent liabilities

As at 31 December 2019 the Group was party to a claim by the estate of a former employee for unfair dismissal. The claim comprised various elements totalling €258,000. During the period the case was settled by the Group for €190,000. This has been recognised in the period in Administrative costs in the Consolidated Statement of Comprehensive Income.

The Group had no contingent labilities as at 30 June 2020.

13.	Events after the reporting date

On 27 July 2020, the Company announced that it had raised £5.75 million (before expenses) by way of a placing, including a broker option, with investors in the UK of 21,296,295 new ordinary shares of 0.1p each at an issue price of £0.27 per share.

On 19 August 2020, the Company announced the exercise of pre-existing warrants over 500,000 ADSs representing 2,500,000 ordinary shares at an exercise price of $2.05 per ADS. The gross proceeds received by the Company from the exercise of the warrants was $1,025,000.